Valneva SE 6-K

Exhibit 99.1

VALNEVA SE

Campus Bio-Ouest | 6, Rue Alain Bombard
44800 Saint-Herblain, France

Valneva Establishes an At-the-Market (ATM) Program on Nasdaq

Saint-Herblain (France), August 15, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that it has filed a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) relating to an At-the-Market offering (the “ATM Program”). Pursuant to this new financing program, the Company may offer and sell, including with unsolicited investors who have expressed an interest, a total gross amount of up to $75.0 million of American Depositary Shares (“ADS”), each ADS representing two of the Company’s ordinary shares, from time to time in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, and pursuant to the terms of an Open Market Sale Agreement (the “Sales Agreement”) with Jefferies LLC (“Jefferies”), acting as sales agent, subject to French regulatory limits. The timing of any sales will depend on a variety of factors and the Company is not under any obligation to utilize the ATM Program in a specified amount or at all.

The ADSs intended to be sold under the Sales Agreement, if any, will be issued and sold pursuant to a shelf registration statement on Form F-3 (the “Registration Statement”), once declared effective by the SEC.

To the extent that ADSs are sold pursuant to the ATM Program, the Company currently intends to use the net proceeds (after deduction of fees and expenses), if any, of sales of ADSs issued under the ATM Program, together with its existing cash and cash equivalents, primarily for research and development of the Company’s product candidates, working capital and other general corporate purposes, at the Company’s discretion.

Jefferies, as sales agent, will use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ADSs requested to be sold by the Company to eligible investors requesting it, consistent with Jefferies’ normal sales and trading practices. Sales prices may vary based on market prices and other factors. Only eligible investors (as described in greater detail below) may purchase ADSs under the ATM Program.

The ADSs and the underlying ordinary shares will be issued through one or more share capital increases without shareholders’ preferential subscription rights under the provisions of Article L. 225-138 of the French Commercial Code (Code de commerce) and pursuant to and within the limits set forth in the 24th and 28th resolutions adopted by the combined shareholders’ general meeting dated June 23, 2022 (the “General Meeting”) (or any substitute resolutions, adopted from time to time), i.e. a maximum number of 30,666,666 ordinary shares (being the maximum authorized by the shareholders for the 24th resolution), representing a maximum potential dilution of approximately 26.1% based on the existing share capital of the Company. In any event the number of underlying ordinary shares to be admitted on the regulated market of Euronext in Paris (“Euronext Paris”) shall represent, over a period of 12 months, less than 20% of the ordinary shares already admitted to trading on said market without a French listing prospectus.

The new ordinary shares to be sold in the form of ADSs would be issued in one or more offerings at market prices of the ADSs at the time of pricing of the considered capital increase.

The ATM Program may only be issued to the categories of investors defined in the 24th resolution adopted by the General Meeting (or any similar resolutions that may be substituted for it in the future), comprising (i) natural persons or legal entities, including companies, trusts, investment funds or other investment vehicles, regardless of their form, under French or foreign law, investing on a regular basis in the pharmaceutical, biotechnological or medical technology sector, and/or (ii) French or foreign companies, institutions or entities of any form, carrying out a significant portion of their business in the pharmaceutical, cosmetics or chemical sector or in the field of medical devices and/or technologies or research in these areas. The new ordinary shares will be admitted to trading on the regulated market of Euronext in Paris and the issued ADSs will trade on the Nasdaq Global Select Market (“Nasdaq”).

On an illustrative basis, assuming the issuance of the full amount of $75.0 million (or €72.5 million (all convenience translations in this press release are based on an exchange rate of €1.00 = $1.0338, the exchange rate reported by the European Central Bank on August 11, 2022) of ADSs under the ATM Program at an assumed offering price of $20.83 per ADS (or €10.03 per ordinary share), the last reported sale price of the ADSs on Nasdaq on August 11, 2022, a holder of 1.0% of the outstanding Company’s share capital as of the date of this press release, would hold 0.99% of the outstanding Company’s share capital after the completion of the transaction (calculated on the basis of the number of outstanding shares on the date of publication of this press release), it being specified that, in any event, the number of underlying ordinary shares shall not exceed the limit set forth in the 24th resolution adopted by the General Meeting (or any substitute resolutions, adopted from time to time) and shall represent, over a period of 12 months, less than 20% of the ordinary shares already admitted to trading on said market without a listing prospectus.

During the term of the ATM Program, the Company will include information in the publication of its half-year and full-year financial reports about its use of the ATM Program during the preceding period and will also provide an update after each capital increase on a dedicated location on its corporate website in order to inform investors about the main features of each issue that may be completed under the ATM Program from time to time.

The Registration Statement (including a prospectus) relating to Valneva’s securities, including the ADSs, was filed with the SEC on August 12, 2022 but has not yet been declared effective. No offers or sales of ADSs under the ATM Program can be made until the Registration Statement is declared effective by the SEC. Before purchasing ADSs in an offering, prospective investors should read the prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein. Prospective investors may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus supplement (and accompanying prospectus) relating to the offering may be obtained from Jefferies LLC, 520 Madison Avenue, New York, NY 10022 or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com. No prospectus will be subject to the approval of the French Financial Markets Authority (the Autorité des Marchés Financiers or the “AMF”) pursuant to Regulation (EU) 2017/1129 of the European Parliament and of the Council dated June 14, 2017, as amended (the “Prospectus Regulation”) since the contemplated share capital increase(s) (for the issuance of the ordinary shares underlying the ADSs) would be offered to qualified investors (as such term is defined in Article 2(e) of the Prospectus Regulation) and fall under the exemption provided for in Article 1(5)(a) of the Prospectus Regulation which states that the obligation to publish a prospectus shall not apply to admission to trading on a regulated market of securities fungible with securities already admitted to trading on the same regulated market, provided that they represent, over a period of 12 months, less than 20% of the number of securities already admitted to trading on the same regulated market.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.

Information Available to the Public

Detailed information concerning the Company, in particular with regard to its business, results, forecasts and corresponding risk factors, is provided in the Company’s Annual Report on Form 20-F (the “Annual Report”), filed with the SEC on March 24, 2022, as well as in the half-yearly financial report (containing an update of the main information on the Company, its development and its projects) (the “Half-Year Report”), and documents filed with the SEC from time to time (the “SEC Filings”). The Annual Report and SEC Filings are available on the SEC’s website (www.sec.gov). The Company’s Universal Registration Document filed with the AMF on March 23, 2022 under number D.22-0140 and the Company’s half year report published on its website on August 11, 2022 as well as other regulated information are available on the AMF website (www.amf-france.org). All of the foregoing documents are available on the Company’s website and are available free of charge on request at the Company’s registered office at 6 rue Alain Bombard, 44800 Saint-Herblain, France.

About Valneva SE

Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the proposed ATM Program and the expected use of proceeds, if any, from the ATM Program. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, market conditions as well as uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release, and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Disclaimer

This announcement does not, and shall not, in any circumstances constitute a public offering nor an invitation to solicit the interest of the public in France, the United States, or in any other jurisdiction, in connection with any offer.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

This announcement is not an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 (the “EU Prospectus Regulation”).

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2- of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the EU Prospectus Regulation.

With respect to the Member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant Member State. As a result, the securities may not and will not be offered in any relevant Member State except in accordance with the exemptions set forth in Article 1(4) of the EU Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation and/or to applicable regulations of that relevant Member State.

No action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in the United Kingdom. As a result, the securities may not and will not be offered in the United Kingdom except in accordance with the exemptions set forth in Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”) or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”).

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) who (i) are “investment professionals” (people with professional investment experience) falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.